PaperlinX


05007654

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

20 April, 2005


RECEIVED
APR 2 8 2005
185
WASH., D.C.
SECTION

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Ladies and Gentlemen,

SUPPL

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,


PROCESSED
MAY 0 6 2005
THOMSON
FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:

List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 20 April, 2005.

- Appendix 3B – Employee share options; 22 December 2004
- Press Release - Interim Results Release Date 10 February 2005
- Press Release – PaperlinX Benefits from Improving Merchant Returns
- Press Release – Statement to ASX and News Media;
- ASX Appendix 4D (Half Year Report)
- Statement for Interim Results at 31st December 2004
- Interim Results Presentation dated 24 February, 2005
- Open Briefing dated 31st March, 2005
- Appendix 3B - Employee Share Options dated 31 March, 2005
- Appendices 3Y – Change of Director's Interest Notices dated 18 April 2005

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A maximum of 613,090, subject to performance conditions being achieved.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Performance Options having an exercise price of $4.85 per 1 PaperlinX Ordinary share, exercisable after 3 years, subject to performance conditions being achieved.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not quoted
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to employees pursuant to PaperlinX Employee Share/Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 December, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,147,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,777,890	Employee share options, including performance options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 22 December, 2004
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

PaperlinX

NEWS RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

Thursday, 10 February, 2005

825061

PAPERLINX INTERIM RESULTS

PaperlinX Limited will be releasing its results for the six months to 31 December, 2004 to the Australian Stock Exchange on Thursday, 24 February, 2005.

A live webcast of the management presentation will be held at 9.30am (AEST) on 24 February. If you wish to view the webcast you should access the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast.

The presentation material to be used will be available on the website and an archived version of the webcast will be available on the website shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: + 61 (3) 8540 2302
Mob: + 61 (407) 512 521

825061

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

24 February, 2005

PAPERLINX BENEFITS FROM IMPROVING MERCHANT RETURNS

PaperlinX today announced a net profit for the six months to 31 December 2004 of A$125.8 million (A$53.0 million in the prior corresponding period), on revenue of A$3.9 billion (A$2.4 billion). Earnings before interest and tax (EBIT) increased 19%. Net profit included a A$73 million one off benefit arising from the company's election to enter the Australian Tax Consolidation regime. The net profit excluding the Australian Tax Consolidation was A$52.8 million, which is in line with the prior year. An interim dividend of 13.5 cents per share has been declared.

Announcing the result today, PaperlinX's Chief Executive Officer, Mr Tom Park, said, "The highlight in these results has been the healthy improvement in the return on the funds employed from our global merchanting business, which are up to 10.6% from 9.3%. Despite mixed business environments, all merchanting regions grew returns as a result of a consistent focus on productivity and achievement of targeted synergies to provide the funds for us to invest in building our core brands, improving customer service and in the growth of our people.

"The merchanting businesses acquired a year ago from Buhrmann have continued to achieve synergy and operating earnings targets, and have exceeded earnings per share targets.

"Our return on average funds employed for the Group was lower at 7.1% compared with 8.0% in the prior year, as earnings from our Australian Paper manufacturing business remained under pressure.

"Paper selling prices for Australian Paper have reduced to match the lower Australian dollar selling prices for imported paper, which are priced in US dollars. While the result from Australian Paper was disappointing, we have a unique position in Australia, with a number of key long term strategic advantages. Over the past year we have critically reviewed our customer needs both now and in the future and have developed a number of strategically important and good returning projects, which, if approved, will improve the future competitiveness and returns of our business over the next five years.

PaperlinX

NEWS RELEASE

Mr Park further commented, "Underlying global demand for paper continues to increase which is improving the supply and demand balance. Though, with the exception of the USA, we did not see prices lift in the first half, the conditions to support increased prices are more robust for the second half of the financial year. Regardless of how pricing develops, we are well placed to increase the returns we can make as a result of those actions that we can control.

"I would like to thank my fellow employees around the world for the hard work that has established the base we now have from which PaperlinX can grow its returns into the future. It has not been an easy six months, but our people have remained focussed on their key targets and have achieved much to be proud of.

In summary, Mr Park said, "The Group has made good progress in integrating our businesses, and is actively pursuing further opportunities to strengthen our existing businesses. We expect to see an improved second half, underpinned by an improving cost position and further gains in paper merchanting profitability. The flow-on effects from increasing capacity utilisation at international paper mills, though delayed from our initial expectations, should further benefit Australian Paper and the Group."

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

PaperlinX

ACN 005 146 350 ABN 70 005 146 350

24 February 2005

NEWS RELEASE

Statement to Australian Stock Exchange and News Media
For six months ended 31 December 2004

REVIEW OF THE SIX MONTHS

PaperlinX's profit after tax for the six months to December 2004 was A$125.8 million, which included a A$73 million once only benefit arising from the company's election to enter the Australian Tax Consolidation regime.

Profit before interest and tax increased 19% on the prior year.

Net profit excluding the Australian Tax consolidation was A$52.8 million, which is in line with the prior year.

The global fine paper merchanting businesses have contributed strongly to this result, while earnings from our Australian manufacturing business have continued at depressed levels. Total earnings volatility has been reduced as a result of the increase in size of our global paper merchanting business.

The major positive impacts on the six months were:

- Earnings in paper merchanting up 88%
- Achievement of synergy targets in PaperlinX Europe
- Return on funds employed increased in all paper merchanting regions
- Significant reductions in the cost base of all businesses
- An improving trend in performance through the six months
- Benefit of Australian Tax consolidation

The above positive impacts were offset by:

- Compared to the prior period the continued impact of the strong Australian dollar (up to 0.78 USD/AUD) on Australian paper selling prices
- Paper price rises slow to gain momentum in Europe and Australia
- Continued high level of exports of Australian manufactured paper as a result of low priced imports to Australia
- On-going impact of semi-extensible sack kraft manufacturing issues until the upgrade is completed

PaperlinX

Financial highlights of the six month results are:

• Sales volume (including commission sales)	2.3 million tonnes
• Sales revenue	$3.9 billion
• Profit after tax from operating business	$52.8 million
• Profit after tax	$125.8 million
• EPS	28.2 cps
• EPS before tax consolidation benefit	11.8 cps
• EPS before tax consolidation benefit and goodwill amortisation	14.0 cps
• Dividend maintained at	13.5 cps

		PaperlinX Limited & Controlled Entities		
		6 months to Dec 2004	6 months to Dec 2003	% Change
Sales Revenue	$m	3,891.4	2,381.5	63
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	165.4	135.1	23
Profit from Ordinary Activities before interest & income tax	$m	102.7	86.3	19
Profit from Ordinary Activities before income tax	$m	66.4	71.2	(7)
Profit from Ordinary Activities after income tax	$m	125.8 [1]	53.0	137
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	7.1	8.0	
Return on average shareholders equity	%	6.0 [2]	6.2	
Net operating cash flow	$m	7.9	104.2	
Net interest cover (times)	x	2.8	5.7	
Earnings per share	cps	28.2[1]	12.2	
Earnings per share before goodwill amortisation	cps	30.4[1]	14.1	
Dividend per share	cps	13.5	13.5	

[1] Includes once only benefit of entering Australian Tax consolidation regime of $73 million
[2] Excluding Australian Tax consolidation adjustment

Note: In this statement, currency is in Australian dollars unless otherwise indicated.

PaperlinX's earnings for the six months to 31 December 2004 have been significantly influenced by a number of factors:

- The global supply/demand balance for paper has improved, however global paper selling prices have remained depressed in most regions. The notable exception is the USA, where paper selling prices strengthened.
- The high Australian dollar, relative to the US dollar, has continued to place significant pressure on earnings from our Australian Paper manufacturing business as prices have been reduced to match lower Australian dollar selling prices for imported paper.



- A continued positive earnings trend from PaperlinX merchanting businesses saw the December 2004 quarter for the group improve on both the September 2004 quarter and the December 2003 quarter. A major contribution to this has been a strong internal focus on cost management and the achievement of targeted synergies.

Profit before interest and tax of $102.7 million is 19% above the six months to December 2003. Profit after tax from operating businesses of $52.8 million was in line with the prior year. Return on average funds employed for the six months was 7.1%, which reflects 10.6% in merchanting and 2.9% in Australian Paper.

PaperlinX's balance sheet and key financial ratios remain strong.

PaperlinX

DIVIDEND

Directors have declared an unfranked interim dividend of 13.5 cents per share.

The dividend will be mailed on 4 April 2005 to shareholders on record as of 15 March 2005 as being entitled to the dividend.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities, Sales Revenue, and Total Assets by industry and geographic segments for the six months to 31 December 2004 and for the six months to 31 December 2003.

	Operating Profit		Sales Revenue		Total Assets	
	Dec 2004	Dec 2003	Dec 2004	Dec 2003	Dec 2004	Dec 2003
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting & Paper Trading [(1) (2)]	98.3	52.2	3,618.5	2,088.6	3,154.3	3,145.0
Communication Papers [(1)]	9.4	33.9	349.9	366.9	849.8	900.4
Packaging Papers [(1)]	6.3	12.7	129.3	124.7	298.5	283.8
Corporate and Other [(1)]	(11.3)	(12.5)	52.1	55.0	109.7	175.3
Operating profit from Ordinary Activities before interest & income tax	102.7	86.3				
Net Interest	(36.3)	(15.1)				
Income Tax Expense	(13.6)	(18.2)				
Income Tax Adjustment [(4)]	73.0					
Outside Equity Interests	0.0	0.0				
Inter-segment Sales			(258.4)	(253.7)		
Unallocated Assets (deferred tax assets)					41.0	40.0
Total:	125.8	53.0	3,891.4	2,381.5	4,453.3	4,544.5
Geographic Segments [(3)]						
Australia and New Zealand [(1)]	19.9	48.9	803.3	842.7	1,734.4	1,838.3
North America [(1) (2)]	11.8	6.1	520.6	421.1	378.9	358.1
Europe [(1) (2)]	69.7	30.6	2,519.7	1,077.8	2,245.9	2,250.8
Asia [(1) (2)]	1.3	0.7	47.8	39.9	53.1	57.3
Operating profit from Ordinary Activities before interest & income tax	102.7	86.3				
Net Interest	(36.3)	(15.1)				
Income Tax Expense	(13.6)	(18.2)				
Income Tax Adjustment [(4)]	73.0					
Outside Equity Interests	0.0	0.0				
Unallocated Assets (deferred tax assets)					41.0	40.0
Total:	125.8	53.0	3,891.4	2,381.5	4,453.3	4,544.5

(1) Profit before interest and income tax.

(2) Former Buhrmann paper merchanting division included from 1/11/03.

(3) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.

(4) Adjustment arising on entering Australian Tax consolidation regime



MERCHANTING

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	1,932	1,143
Sales Revenue	A$m	3,619	2,089
Operating Profit before Interest & Tax	A$m	98.3	52.2
Return on Average Funds Employed	%	10.6	9.3

The PaperlinX Merchanting results include the former Buhrmann Paper Merchanting Division (BPMD) for the full period, as compared to its inclusion for two months from 1 November 2003 in the prior year. Where reference is made to "pro forma basis" in this release, it is comparing the current period actuals against the prior year adjusted to include BPMD for the full six months from 1 July 2003 to 31 December 2003 (in lieu of the two months actually included in the prior period).

Largely due to the inclusion of BPMD, sales revenue was up 73% to $3.6 billion on an increase in volume sold of 69%. Profit before interest and tax improved 88% compared to the prior year with an increase in operating profit margin. On a pro forma basis, profit before interest and tax increased at healthy double digit levels.

Improvements in the international supply/demand balance have resulted in selling price increases in some regions in some grades, albeit at a slower pace than initially expected.

All regions have improved return on funds employed as a result of our strong focus on productivity, cost reduction, working capital management and growth of our core brands. This has resulted in the return on average funds employed rising to 10.6% from 9.3% last year. Sales volumes have been maintained or improved in all major regions. The ability to increase profit and returns despite difficult market conditions highlights the relatively lower volatility of paper merchanting earnings.

PaperlinX's merchanting business has and will continue to derive cost efficiencies and working capital benefits from its structure and is well placed to benefit from improved economic conditions and increased demand for printing papers.

Australia and New Zealand

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	311	309
Sales Revenue	A$m	530.5	549.8
Operating Profit before Interest & Tax	A$m	15.1	15.0

Trading conditions during the six months continued to be very competitive, with the high level of the Australian dollar relative to the US dollar resulting in ongoing pressure on paper selling prices.

PaperlinX

Our focus on costs has resulted in improved operating margins and return on funds employed. Both the Australian and New Zealand businesses have held their solid market positions and delivered good returns.

North America

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	216	181
Sales Revenue	US$m	332.4	260.8
Operating Profit before Interest & Tax	US$m	8.3	4.2

PaperlinX North America achieved an impressive growth in profit, as increased sales volumes were supported by higher paper selling prices, and the inclusion of Kelly Paper for the full period versus two months in the prior period.

In the USA, Spicers Paper increased volume by 13%. The Kelly Paper business performed well, with volume up 20% on a proforma basis.

In Canada, the market has continued to be impacted by the strong Canadian currency against the US dollar, adversely affecting selling prices. Despite the selling price pressure, volume increased 5%.

Increased North American sales volumes, including an increased percentage of sales in core brands, combined with a strong focus on working capital management and cost control, has resulted in a solid improvement in operating profit and return on funds employed across the region.

Europe

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	1,276	553
Sales Revenue	€m	1,423.4	629.7
Operating Profit before Interest & Tax	€m	40.2	17.7

PaperlinX Europe operates across 19 European countries and in South Africa.

On a proforma basis, PaperlinX Europe's profit before interest and tax increased at double digit levels. Trading conditions across Europe were mixed, with limited price increases successfully implemented during the period. Trading conditions have been soft in France, Germany and Holland, though most countries are now showing signs of strengthening. A focus on efficiency improvements, achievement of synergy benefits and cost reductions has resulted in improved margins and returns. The 'Hello' brand was again confirmed as the number one brand of coated paper in Europe.



The French business has been restructured during the period, reducing stock keeping units, employee numbers and total sales, but improving margins. This will position the business for improved results going forward.

Synergy benefits have progressed well and are running at target levels on an annualised basis, while further expense control within units and across Europe has further strengthened the results. There have been a range of additional synergy opportunities identified to pursue in the current financial year and over coming years.

In Denmark, a small 'bolt on' packaging merchant acquired in October 2004, is being integrated into our existing structure and will deliver solid returns. During the period, our small Portuguese business was down-sized and realigned, we undertook action to strengthen our Irish operations and, as of 1 February 2005, we have also exited a small business in Sweden.

PaperlinX Europe has continued to meet our expectations and we are confident the region will deliver improved results. Return on funds employed has improved versus the prior year and we continue to exceed earnings per share targets for the BPMD acquisition.

Asia

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	37	34
Sales Revenue	S$m	54.9	46.0
Operating Profit before Interest & Tax	S$m	1.7	0.8

PaperlinX Merchants in Asia have achieved a solid improvement over the prior year. Restructuring initiatives undertaken earlier this year, reduced costs and improved margins have all contributed to stronger earnings and returns. Demand and pricing levels have remained solid.

Paper Trading

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	91	65
Commission Volume	'000 tonnes	131	113
Sales Revenue	A$m	84.7	52.5
Operating Profit before Interest & Tax	A$m	0.8	1.3

Paper Products Marketing is PaperlinX's paper trading business that sells paper products in over 65 countries. The business links paper manufacturers and customers, predominantly on a commission basis. The performance of the business was adversely impacted by restructuring costs as a result of integrating new businesses gained as part of the acquisition of BPMD.

PaperlinX

AUSTRALIAN PAPER

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	426	404
Sales Revenue	A$m	479.2	491.6
Operating Profit before Interest & Tax	A$m	15.7	46.6
Return on Average Funds Employed	%	2.9	8.2

Australian Paper is the trading name for PaperlinX's Communication Papers and Packaging Papers businesses, which produce printing and writing papers and high performance packaging papers predominantly for the Australian and New Zealand markets.

Internationally, paper is priced in US dollars. With the high Australian dollar, relative to the US dollar, imported paper into Australia becomes cheaper. Australian Paper manufactures its products in Australia and these products compete with these papers in the Australian market. The resulting lower selling prices have had a significant adverse effect on the profitability of the Australian Paper business. Also as a result of the increased volume of low priced imports and lower sales volumes of Australian Paper product in Australia & New Zealand, there has been an increase in the quantity of paper that has been exported at lower margins. The impact of these exports on profitability has been compounded by the higher freight rates associated with exports.

The upgrade of the sack kraft machine at Maryvale is now expected to be completed in the first quarter of fiscal 2006 and to considerably improve the profitability from this machine.

Options for sourcing our pulp needs or manufacturing the pulp we currently purchase are well progressed. Further strategic projects to meet current and future customer requirements for our various paper grades are being analysed. These projects are reviewed against criteria of strategic importance and the ability to generate returns in line with our targets, and, if approved, would be implemented over the next three to five years.



Australian Paper: Communication Papers

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	256	247
- Australia/New Zealand	%	75	85
Sales Revenue	A$m	350	367
Operating Profit before Interest & Tax	A$m	9.4	33.9

Australian Paper's Communication Papers business has continued to be impacted by the same factors highlighted in the 2004 results. Intense competition from imported products entering the Australian market has kept prices depressed and resulted in increased sales to low returning export markets.

Paper price rises announced early in the period were largely eroded by the strengthening in the Australian dollar up to the 78¢ level against the US dollar.

While total volume sold by the Communication Papers business was up on the prior year, sales in Australia and New Zealand were down 18,000 tonnes. The changed market mix and increases in freight costs both locally and internationally due to oil prices and shipping availability, all adversely impacted margins.

There has been a positive response to the relaunch of Reflex® copy paper in October 2004, with sales volume in the three months ending January 2005 being up 17% compared with the same period a year ago.

Manufacturing costs were again reduced during the period and this focus is continuing, along with ensuring that Australian customers are provided with quality Australian produced paper backed by a superior local supply package. The securing of the Corporate Express copy paper contract from the second half of 2005 reflects these benefits in practice.

PaperlinX

Australian Paper: Packaging Papers

		6 months Dec 04	6 months Dec 03
Sales Volume	'000 tonnes	169	157
- Australia/New Zealand	%	78	88
Sales Revenue	A$m	129	125
Operating Profit before Interest & Tax	A$m	6.3	12.7

The Packaging Papers segment of Australian Paper comprises two main segments: linerboard, used in the manufacture of corrugated boxes; and sack and bag papers, used to make paper sacks, carry bags and wrapping paper.

Overall profitability continued to be hampered by poor performance in the sack and bag sector. This sector has been impacted by a combination of depressed selling prices and ongoing production issues. As in the Communication Papers sector, prices are benchmarked against imports which are transacted in US dollars. As previously indicated, the semi-extensible sack kraft production capability will be addressed by the upgrade of the sack kraft paper machine at Maryvale, now scheduled to be completed at the start of fiscal 2006.

Demand for linerboard in Australia was strong, however the Maryvale 4 machine production was adversely impacted by some operating difficulties which have now been addressed.



CORPORATE & OTHER

		6 months Dec 04	6 months Dec 03
Sales Revenue	$m	52	55
Operating Profit before Interest & Tax	$m	(11.3)	(12.5)

Corporate and other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX.

The stationery and envelope business faced a highly competitive market, with low cost imports of stationery products keeping prices low. Earnings were down as lower selling prices reduced revenue, however this was mitigated to some extent by reduced costs and improved manufacturing productivity. The business continues to operate profitably and has improved its return on average funds employed versus the prior corresponding period.

Corporate costs were in line with the prior period.

PaperlinX

FINANCIAL POSITION

PaperlinX has a strong financial position with net debt to net debt plus equity of 38%. Interest cover, while down, remains at acceptable levels, well in excess of debt covenants. PaperlinX has an appropriate mix of long, medium and short term debt.

Capital expenditure of $37 million in the half year remains below the depreciation expense of $53 million as we have concentrated on developing strategically important projects to support our long term competitive advantages. Expenditure on smaller, less strategic projects has been reduced accordingly. If approved, these strategic projects are planned to be phased in over the next three to five years, with total capital expenditure expected to exceed the depreciation expense over that period.

Minimising working capital is a key management focus. Efficiency ratios such as debtors days and inventory turns are either stable or have improved.

Net cash flow from operations was positive at $8 million. While cash flow generated from earnings was strong, there was an increase in working capital of $102 million. Receivables and inventory efficiency improved which was offset by a reduction in trade payables. The reduction in trade payables was a combination of optimising discounts received for prompt payments for purchases, seasonality and the timing of payments for pulp and paper shipments. Management's objective is to continue to focus on working capital delivering a significant reduction by financial year end.

Australian Tax Consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly owned subsidiary entities to elect to consolidate and be treated as a single entity for Australian income tax purposes.

PaperlinX Limited has elected to form a tax consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $73 million being recorded in the statement of financial performance for the six months to 31 December 2004 in accordance with UIG52 - Income Tax Accounting under the Tax Consolidation System.

International Financial Reporting Standards ("IFRS")

For reporting periods beginning on or after 1 January 2005, PaperlinX must comply with IFRS as issued by the Australian Accounting Standards Board. PaperlinX's first financial year reporting in accordance with IFRS will be 1 July 2005 to 30 June 2006.

The PaperlinX Limited Board has established a formal project, monitored by a steering committee, to achieve transition to IFRS reporting.



To date, the company has identified the following potential impacts arising from the adoption of IFRS:

- Non amortisation of goodwill which will increase reported earnings. For the six months to December 2004, goodwill amortisation was $9.6 million;

- Impairment testing for certain non-current assets based on identified cash generating units (including property, plant, equipment, goodwill and brand names) which potentially could decrease reported earnings in certain circumstances (see comments below);

- Financial instruments, in certain circumstances, are required to be marked to market at fair value and recorded in the profit and loss, which potentially could increase or decrease reported earnings;

- Equity based compensation arrangements that are required to be valued and included in the profit and loss will decrease reported earnings;

- Defined benefit superannuation plan's surplus/deficits are required to be incorporated into company accounts. The plan's surplus or deficit at 30 June 2004 will be taken to retained earnings. Each subsequent balance date any movement in the plan's surplus or deficit will be taken to (i) retained earnings for the component arising from changes in actuarial assumptions and (ii) the component relating to the past and future earnings performance of the fund will be charged to profit and loss.

The two areas that potentially have the most impact on PaperlinX in the transition to IFRS are:

- <u>Employee benefits - defined benefit retirement plans</u>
  As disclosed in the June 2004 accounts, note 35, there was a deficit of $48.4 million of fund assets at 30 June 2004 compared to accrued benefits at the last actuarial review. The dates of the last actuarial reviews differ by plan, as shown in the June 2004 accounts. PaperlinX has accrued $21.3 million of the shortfall. The net deficit (or surplus) calculated at 30 June 2004 and based on actuarial review at 30 June 2004 will be accounted for at transition as an adjustment to retained earnings. Each year thereafter, any movement in the surplus/deficit of the funds will be included in retained earnings to the extent it relates to changes in the actuarial assumptions, and with past and future earnings performance of the fund charged to profit and loss.

-

PaperlinX

Valuation of non-current assets
Current Australian Accounting Standards require a 'recoverable amount' test for non-current assets. IFRS requires 'impairment' testing for certain non-current assets, including discounting future cash flows and determining cash flows at a cash generating unit level. The tests for 'recoverable amount' as applied under current Australian Accounting Standards and 'impairment' as applied under IFRS are significantly different.

PaperlinX's main non-current assets, apart from goodwill, are the Australian manufacturing business's paper mills. While the cash generating units all currently generate a positive operating earnings before depreciation, interest and tax, the current and projected level of cash generation by unit of these assets under the IFRS impairment testing rules will most likely result in a transitional impairment loss which is taken against retained earnings at 1 July 2004, and a consequential reduction in the balance sheet non-current asset value. Each subsequent balance date an impairment test is undertaken, with any resultant impairment loss taken to earnings.

Any transitional phase impairment loss will impact retained earnings and, in the absence of any subsequent impairment reversal, would result in a lower annual depreciation expense to profit, hence an increase in reported earnings in future years.

To date, the company has not completed quantification of the financial impact of the items discussed above.

The company's implementation project consists of three phases as described in detail in the ASX Appendix 4D - December 2004 Half Year Report, and in the June 2004 Annual Report.



The PaperlinX group statements of Financial Position and Financial Performance are as follows:

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		December 2004	June 2004
Current Assets	$m	2,727.4	2,999.6
Non current assets	$m	1,725.9	1,780.5
Total Assets	$m	4,453.3	4,780.1
Current Liabilities	$m	1,191.3	1,341.1
Non Current Liabilities	$m	1,416.9	1,625.7
Total Liabilities	$m	2,608.2	2,966.8
Shareholders Equity	$m	1,845.1	1,813.3
Key Balance Sheet Ratios			
Net Debt	$m	1,123.1	1,033.1
Net debt to net debt and shareholders equity	%	37.8	36.3
Net debt to shareholders equity	%	60.9	57.0
Net tangible assets per share	$	3.29	3.15

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 6 months ended 31 December	
	2004	2003
	$m	$m
SALES REVENUE	3,891.4	2,381.5
Operating Profit from Ordinary Activities before depreciation, amortisation, interest and income tax	165.4	135.1
Depreciation and amortisation	(62.7)	(48.8)
Operating Profit from Ordinary Activities before interest and income tax	102.7	86.3
Net Interest Expense	(36.3)	(15.1)
Operating profit from Ordinary Activities before income tax	66.4	71.2
Income tax expense on Operating profit	59.4	(18.2)
Outside Equity Interests	0.0	0.0
OPERATING PROFIT	125.8	53.0

RETURN ON AVERAGE FUNDS EMPLOYED [1]

	6 months Dec 04	6 months Dec 03
Merchanting*	10.6%	9.3%
Australian Paper*	2.9%	8.2%
PaperlinX Group	7.1%	8.0%

* before allocation of corporate overheads

(1) EBIT / funds employed

PaperlinX

OUTLOOK

Underlying global demand for paper continues to improve and in particular across key coated woodfree grades.

In North America, improved demand in the US market has resulted in higher selling prices and the outlook appears solid for the balance of the year. The Canadian market is continuing to see selling price pressure as a result of the currency differential with the US.

In Europe, the UK market continues to look solid, while other markets are now seeing improvements in demand. With mill capacity utilisation continuing to improve gradually, this should further support the pricing outlook on coated papers particularly.

In Australia, we remain adversely affected by the pressure from lower priced imports. Our focus on costs will mitigate some of the impact on Australian Paper and on our paper merchants over time.

We continue to see the prospect for improved returns in Australian Paper and the ability to deliver positive economic value over time as a result of focussing resources on strategic projects, improving product performance and continued productivity initiatives. This year, the flow-on effects from increasing global capacity utilisation (though delayed from our initial expectations) along with higher sales volumes into the Australian market, will benefit Australian Paper, which is expected to exceed the prior year second half operating earnings.

The Group has made good progress in integrating our businesses, and is actively pursuing further opportunities arising from our global business platform. Overall we expect to see a stronger second half of fiscal 2005 versus both January-June 2004 and the first six months of the current year. This will be underpinned by continued gains in paper merchanting, and gradually improving competitiveness in our Australian Paper manufacturing business.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Mob: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Rules 4.3 A

Appendix 4D

Half Year Report

Introduced 1/1/2003.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	X		31 DECEMBER 2004

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales	up	63%	to	3,891.4
Revenues from ordinary activities *(item 1.1)*	up	63%	to	3,900.4
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up	137%	to	125.8
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up	137%		125.8

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)*	13.5¢	Nil
This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 31 December 2003.		
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	13.5¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 15 March 2005

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	3,900.4	2,389.9
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(3,794.8)	(2,301.3)
1.3	Borrowing costs	(39.2)	(17.4)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**66.4**	**71.2**
1.6	Income tax benefit/(expense) on ordinary activities *(see note 4)*	59.4	(18.2)
1.7	**Profit (loss) from ordinary activities after tax**	**125.8**	**53.0**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	125.8	53.0
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**125.8**	**53.0**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(31.6)	(30.0)
1.14	Adjustments on initial adoption of Accounting Standard	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(31.6)	(30.0)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	94.2	23.0

+ See chapter 19 for defined terms.

Earnings per security (EPS)	Current period	Previous corresponding period
1.18 Basic EPS	28.2¢	12.2¢
1.19 Diluted EPS	28.1¢	12.2¢

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

	Current period – A$M	Previous corresponding period – A$M
1.20 Profit (loss) from ordinary activities after tax (*item 1.7*)	125.8	53.0
1.21 Less (plus) outside +equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax, attributable to members	**125.8**	**53.0**

Revenue and expenses from ordinary activities

(see note 15)

	Current period – A$M	Previous corresponding period – A$M
1.23 Revenue from sales or services	Refer Below	Refer Below
1.24 Interest revenue	Refer Below	Refer Below
1.25 Other relevant revenue	Refer Below	Refer Below
1.26 Details of relevant expenses	Refer Below	Refer Below
1.27 Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(53.1)	(40.7)
Capitalised outlays		
1.28 Interest costs capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs		
1.30 Interest expense	(38.1)	(16.3)
1.31 Other borrowing costs	(1.1)	(1.1)
1.32 Borrowing costs	**(39.2)**	**(17.4)**

+ See chapter 19 for defined terms.

		CONSOLIDATED Current Period A$m	Previous Corresponding Period A$m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	3,891.4	2,381.5
	Rendering of services:		
	• Commissions	4.6	6.1
Sub-total – Revenue from Operating Activities		3,896.0	2,387.6
1.24 & 1.25	**Revenue from outside operating activities**		
	Insurance proceeds	0.1	-
	Rent received	0.9	0.7
	Other Sundry Revenues	-	0.3
		1.0	1.0
	Net foreign exchange gains	0.2	-
	Interest received: • Other	1.8	1.2
	Dividends received: • Other	-	-
	Proceeds on disposal of • Non-current assets	1.4	0.1
		3.4	1.3
Sub-total – Revenue from outside operating activities		4.4	2.3
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	3,900.4	2,389.9

+ See chapter 19 for defined terms.

	CONSOLIDATED	
	Current Period A$m	Previous Corresponding Period A$m
1.26 EXPENSES FROM ORDINARY ACTIVITIES		
Cost of Sales	(3,139.0)	(1,910.2)
Distribution and Warehousing Expenses	(218.1)	(146.1)
Sales and Marketing expenses	(195.9)	(101.8)
General and Administration expenses (1)	(241.0)	(142.0)
Research and Development expenses	(0.8)	(1.2)
TOTAL EXPENSES FROM ORDINARY ACTIVITIES	(3,794.8)	(2,301.3)

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of business and controlled entities disposed of $1.4 million (2003 $0.1 million).

	CONSOLIDATED	
	Current Period A$m	Previous Corresponding Period A$m
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX		
Profit from ordinary activities before tax comprises the following:		
• Profit from ordinary activities before depreciation, amortisation, net interest and income tax	165.4	135.1
• Depreciation and amortisation	(62.7)	(48.8)
• Profit from ordinary activities before net interest and income tax	102.7	86.3
• Net interest	(36.3)	(15.1)
Profit from ordinary activities before income tax	66.4	71.2

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	137.0	142.2
1.31	Net profit (loss) attributable to members (*item 1.11*)	125.8	53.0
1.32	Net transfers from (to) reserves *(details if material)*	(1.5)	(0.1)
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends provided	-	-
1.35	Dividends paid	(62.5)	(62.3)
1.35	**Retained profits (accumulated losses) at end of financial period**	**198.8**	**132.8**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	(9.6)	-	-	(9.6)
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	(9.6)	-	-	(9.6)
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

The amortisation of goodwill in the previous corresponding period was $8.1 million.

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

	Condensed consolidated statement of financial position	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	239.1	448.6	275.2
4.2	Receivables	1,617.5	1,670.2	1,657.1
4.3	Investments	-	-	-
4.4	Inventories	870.8	880.8	864.4
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**2,727.4**	**2,999.6**	**2,796.7**
	Non-current assets			
4.8	Receivables	11.3	11.9	10.5
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	16.3	20.2	14.3
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	1,319.8	1,343.4	1,349.8
4.15	Intangible assets (net)	337.5	364.4	333.2
4.16	Deferred tax assets	41.0	40.6	40.0
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,725.9**	**1,780.5**	**1,747.8**
4.19	**Total assets**	**4,453.3**	**4,780.1**	**4,544.5**
	Current liabilities			
4.20	Payables	1,010.3	1,153.5	1,051.4
4.21	Interest bearing liabilities	86.8	81.7	57.0
4.22	Current tax liabilities	10.2	16.1	7.7
4.23	Provisions exc. tax liabilities	84.0	89.8	96.1
4.24	Other	-	-	-
4.25	**Total current liabilities**	**1,191.3**	**1,341.1**	**1,212.2**
	Non-current liabilities			
4.26	Payables	0.2	0.8	15.3
4.27	Interest bearing liabilities	1,275.4	1,400.0	1,348.8
4.28	Deferred tax liabilities	87.6	171.6	168.0
4.29	Provisions exc. tax liabilities	53.7	53.3	38.4
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**1,416.9**	**1,625.7**	**1,570.5**
4.32	**Total liabilities**	**2,608.2**	**2,966.8**	**2,782.7**
4.33	**Net assets**	**1,845.1**	**1,813.3**	**1,761.8**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,694.1	1,693.8	1,694.3
4.35	Reserves	(48.8)	(18.7)	(67.3)
4.36	Retained profits (accumulated losses)	198.8	137.0	132.8
4.37	**Equity attributable to members of the parent entity**	**1,844.1**	**1,812.1**	**1,759.8**
4.38	Outside +equity interests in controlled entities	1.0	1.2	2.0
4.39	**Total equity**	**1,845.1**	**1,813.3**	**1,761.8**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,903.1	2,376.0
7.2	Payments to suppliers and employees	(3,843.5)	(2,244.9)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	2.2	1.2
7.6	Interest and other costs of finance paid	(38.3)	(16.0)
7.7	Income taxes paid	(21.2)	(19.2)
7.8	Other (provide details if material)	5.6	7.1
7.9	**Net operating cash flows**	**7.9**	**104.2**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(37.1)	(24.2)
7.11	Proceeds from sale of property, plant and equipment	19.7	0.2
7.12	Payment for purchases of controlled entities and assets	(42.3)	(1,136.8)
7.13	Proceeds from sale of controlled entities and assets	-	-
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	0.3	(3.6)
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(59.4)**	**(1,164.4)**
	Cash flows related to financing activities		
7.18 (1)	Proceeds from issues of shares	0.3	150.8
7.18 (2)	Share issue expenses	-	(2.0)
7.18 (3)	Payment for shares bought back	-	-
7.19	Proceeds from borrowings	140.8	1,059.9
7.20	Repayment of borrowings	(205.0)	(259.4)
7.21	Dividends paid	(62.2)	(62.2)
7.22 (1)	Other - Loans (repaid to)/received from other persons	(0.5)	(0.6)
7.22 (2)	Other – Principal lease repayments	-	(0.1)
7.23	**Net financing cash flows**	**(126.6)**	**886.4**
7.24	**Net increase (decrease) in cash held**	**(178.1)**	**(173.8)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	445.0	452.0
7.26	Exchange rate adjustments to item 7.25.	(30.4)	(6.7)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**236.5**	**271.5**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	209.0	212.8
8.2 Deposits at call	30.1	62.4
8.3 Bank overdraft	(2.6)	(3.7)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**236.5**	**271.5**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	1.7%	3.0%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.8%	3.0%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Eamings Per Share* are as follows.

	Current period	Previous corresponding Period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	28.2¢	12.2¢
b) Diluted EPS (if materially different from the Basic EPS)	28.1¢	12.2¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS - million	446.1	433.8
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS - million	448.3	436.2

NTA backing

NTA backing	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	$3.29	$3.11

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	4 April 2005
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	15 March 2005
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate)	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	13.5¢	NIL	N/A
15.7	Previous year (30% tax rate)	13.5¢	NIL	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided for at 31 December 2004	Not provided for at 31 December 2003
	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)* Refer 15.6 above		
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	446,147,209			
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues				
	– Exercise of Options	27,500	27,500	$3.32	$3.32
	– Exercise of Options	30,000	30,000	$3.50	$3.50
	– Exercise of options	23,100	23,100	$4.12	$4.12
	(b) Increase through long term incentive plan	-	-	-	-
	(c) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities**. *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	2,770,890	Nil	Various	N/A
18.8	Issued during current period	613,090	Nil	$4.85	N/A
18.9	Exercised during current period	-	Nil	$3.13	N/A
		27,500	Nil	$3.32	N/A
		30,000	Nil	$3.50	N/A
		23,100	Nil	$4.12	N/A
		-	Nil	$4.18	N/A
		-	Nil	$5.13	N/A
		-	Nil	$4.76	N/A
		-	Nil	$4.64	N/A
		-	Nil	$4.85	N/A
18.10	Expired during current period	3,000	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2004					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	98.3	3,618.5	2.1	3,620.6	3,154.3
Communication Papers	9.4	349.9	2.4	352.3	849.8
Packaging Papers	6.3	129.3	-	129.3	298.5
Corporate and Other	(11.3)	52.1	1.1	53.2	109.7
Profit before net interest and income tax	102.7				
Net interest (1)	(36.3)				
Profit before income tax	66.4				
Income tax expense (1)	(13.6)				
Income tax benefit – Australian consolidation adjustment (1)	73.0				
Inter-segment sales (2)		(258.4)		(258.4)	
Unallocated revenue (4)			3.4	3.4	
Unallocated assets (deferred tax assets)					41.0
	125.8	3,891.4	9.0	3,900.4	4,453.3

Segment Reporting (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the period ended 31 December 2003					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	52.2	2,088.6	4.3	2,092.9	3,145.0
Communication Papers	33.9	366.9	1.7	368.6	900.4
Packaging Papers	12.7	124.7	-	124.7	283.8
Corporate and Other	(12.5)	55.0	1.1	56.1	175.3
Profit before net interest and income tax	86.3				
Net interest (1)	(15.1)				
Profit before income tax	71.2				
Income tax expense (1)	(18.2)				
Inter-segment sales (2)		(253.7)		(253.7)	
Unallocated revenue (4)			1.3	1.3	
Unallocated assets (deferred tax assets)					40.0
	53.0	2,381.5	8.4	2,389.9	4,544.5

+ See chapter 19 for defined terms.

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2004 $m	2003 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	4.6	6.1
Other revenue from outside operating activities	1.0	1.0
	5.6	7.1
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	3.4	1.3
	9.0	8.4

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Australian Tax Consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly owned subsidiary entities to elect to consolidate and be treated as a single entity for Australian income tax purposes.

PaperlinX Limited has elected to form a tax consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $73 million being recorded in the statement of financial performance for the six months to 31 December 2004 in accordance with UIG52 – Income Tax Accounting under the Tax Consolidation System.

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

International Financial Reporting Standards (IFRS)

For reporting periods beginning on or after 1 January 2005, PaperlinX must comply with IFRS as issued by the Australian Accounting Standards Board. PaperlinX's first financial year reporting in accordance with IFRS will be 1 July 2005 to 30 June 2006.

The PaperlinX Limited Board has established a formal project, monitored by a steering committee, to achieve transition to IFRS reporting.

To date, the company has identified the following potential impacts arising from the adoption of IFRS:

- Non amortisation of goodwill which will increase reported earnings. For the six months to December 2004, goodwill amortisation was $9.6 million;
- Impairment testing for certain non-current assets based on identified cash generating units (including property, plant, equipment, goodwill and brand names) which potentially could decrease reported earnings in certain circumstances (see comments below);
- Financial instruments, in certain circumstances, are required to be marked to market at fair value and recorded in the profit and loss, which potentially could increase or decrease reported earnings;
- Equity based compensation arrangements that are required to be valued and included in the profit and loss will decrease reported earnings;
- Defined benefit superannuation plan's surplus/deficits are required to be incorporated into company accounts. The plan's surplus or deficit at 30 June 2004 will be taken to retained earnings. Each subsequent balance date any movement in the plan's surplus or deficit will be taken to (i) retained earnings for the component arising from changes in actuarial assumptions and (ii) the component relating to the past and future earnings performance of the fund will be charged to profit and loss.

The two areas that potentially have the most impact on PaperlinX in the transition to IFRS are:

- Employee benefits – defined benefit retirement plans

  As disclosed in the June 2004 accounts, note 35, there was a deficit of $48.4 million of fund assets at 30 June 2004 compared to accrued benefits at the last actuarial review. The dates of the last actuarial reviews differ by plan, as shown in the June 2004 accounts. PaperlinX has accrued $21.3 million of the shortfall. The net deficit (or surplus) calculated at 30 June 2004 and based on actuarial review at 30 June 2004 will be accounted for at transition as an adjustment to retained earnings. Each year thereafter, any movement in the surplus/deficit of the funds will be included in retained earnings to the extent it relates to changes in the actuarial assumptions, and with past and future earnings performance of the fund charged to profit and loss.

- Valuation of non-current assets

  Current Australian Accounting Standards require a 'recoverable amount' test for non-current assets. IFRS requires 'impairment' testing for certain non-current assets, including discounting future cash flows and determining cash flows at a cash generating unit level. The tests for 'recoverable amount' as applied under current Australian Accounting Standards and 'impairment' as applied under IFRS are significantly different.

  PaperlinX's main non-current assets, apart from goodwill, are the Australian manufacturing business's paper mills. While the cash generating units all currently generate a positive operating earnings before depreciation, interest and tax, the current and projected level of cash generation by unit of these assets under the IFRS impairment testing rules will most likely result in a transitional impairment loss which is taken against retained earnings at 1 July 2004, and a consequential reduction in the balance sheet non-current asset value. Each subsequent balance date an impairment test is undertaken, with any resultant impairment loss taken to earnings.

  Any transitional phase impairment loss will impact retained earnings and, in the absence of any subsequent impairment reversal, would result in a lower annual depreciation expense to profit, hence an increase in reported earnings in future years.

  To date, the company has not completed quantification of the financial impact of the items discussed above.

The company's implementation project consists of three phases as described below:

1. Assessment and planning phase

   The assessment and planning phase produced a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

   This phase included:

   - high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS
   - assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes
   - preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training

   The company considers the assessment and planning phase to be complete in most respects as at 31 December 2004.

+ See chapter 19 for defined terms.

2. Design phase

   The design phase aims to formulate the changes required to existing accounting policies, procedures, systems and processes in order to transition to IFRS. The design phase will incorporate:

   - formulating revised accounting policies and procedures for compliance with IFRS requirements
   - identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of IFRS
   - designing accounting and business processes to support IFRS reporting obligations
   - identifying and planning required changes to financial reporting and business source systems

   The company has commenced its design phase, with work progressing in each of the areas described above. The design phase will be completed by 30 June 2005.

3. Implementation phase

   The implementation phase will include implementation of identified changes to accounting and business procedures, processes, systems and operational training for staff. It will enable the company to generate the required disclosures of AASB 1 (First Time Adoption of International Financial Reporting Standards) as it progresses through the transition to IFRS.

   Except for certain training that has been given to operational staff, the company has not yet commenced the implementation phase. However, the company expects this phase to be substantially complete by 30 June 2005.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the consolidated franking account as at 31 December 2004 was $Nil. (2003: negative $0.2 million). After taking into account the estimated income tax payable /(refund) as at 31 December 2004, the balance of the franking account is estimated to be $Nil (2003: negative $2.0 million).

The balance of the franking account, as referred to above, is stated at a 30% tax rate.

Under the Tax Consolidation legislation, a tax consolidated group is required to keep a single franking account. On the basis that the Company and its Australian wholly owned subsidiaries have entered the tax consolidation regime from 1 July 2003, the amount of franking credits available to shareholders disclosed at 31 December 2004 has been measured under the new legislation as those available from the tax consolidated group. There is no overall impact on the group of the change to maintaining a single franking account.

PaperlinX Limited has declared an *unfranked* dividend, at the date of this report, on ordinary shares payable 4 April 2005 – 13.5 cents per share. This dividend has not been provided for in the accounts as at 31 December 2004.

It is expected that the final dividend in respect of the year ending 30 June 2005 will be unfranked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Not Applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

+ See chapter 19 for defined terms.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The major decrease in contingent liabilities since the last annual report relates to a bank guarantee for GBP 8.0 million issued in relation to the purchase of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). The guarantee expired on 5 July 2004, after the required cash settlement was made.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	X	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.



Sign here: .... Date: 23 February 2005
(Company Secretary)

Print name: Richard Hobson

+ See chapter 19 for defined terms.

825061

PAPERLINX LIMITED
ABN 70 005 146 350

HALF-YEARLY FINANCIAL REPORT

31 DECEMBER 2004

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report of PaperlinX Limited and its controlled entities ("the consolidated entity") for the half-year ended 31 December 2004 and the auditors' review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn *Chairman*	Director and Chairman since December 1999
Mr T P (Thomas) Park	Managing Director since February 2004
Mr D G (Darryl) Abotomey	Director since March 2001
Mr A F (Andrew) Guy	Director since March 2001
Mr B J (Barry) Jackson	Director since February 2000
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr D A (David) Walsh	Director since July 2000
Mr L J (Lindsay) Yelland	Director since February 2000
Mr P R (Peter) Waterworth	Director since March 2001 – retired as Director November 2004

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 23 February 2005 (copy attached).

The comparative results include the acquisition of Buhrmann's Paper Merchanting Division (since renamed PaperlinX Europe) from 1 November 2003. Therefore there is two month's profit impact included in the comparative results for the half year ended 31 December 2003.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 3 and forms part of the directors' report for the half-year ended 31 December 2004.

Rounding Off

The company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 23rd day of February 2005.





D E Meiklejohn
Chairman

T P Park
Managing Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of PaperlinX Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004, there have been:

(i) no contraventions of the auditor's independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.



KPMG



R J Douglas
Partner
Melbourne
23rd February 2005

STATEMENT OF FINANCIAL PERFORMANCE

For the half-year ended 31 December		CONSOLIDATED 2004 $m	CONSOLIDATED 2003 $m
Revenue from ordinary activities	Note 2	3,900.4	2,389.9
Expenses from ordinary activities	Note 3	(3,794.8)	(2,301.3)
Borrowing costs		(39.2)	(17.4)
Profit from ordinary activities before income tax		66.4	71.2
Income tax benefit/(expense)		59.4	(18.2)
Net profit attributable to members of PaperlinX Limited	Note 6	**125.8**	**53.0**
Net exchange differences on translation of overseas controlled entities		(31.6)	(30.0)
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		(31.6)	(30.0)
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		94.2	23.0
Basic earnings per share		28.2¢	12.2¢
The weighted average number of shares on issue (million) used in the calculation of the basic earnings per share		446.1	433.8
Diluted earnings per share		28.1¢	12.2¢
The weighted average number of shares on issue (million) used in the calculation of the diluted earnings per share		448.3	436.2

Notes 1 to 12 form part of the financial statements and are to be read in conjunction therewith.

STATEMENT OF FINANCIAL POSITION

As at		CONSOLIDATED 31 December 2004 $m	30 June 2004 $m
CURRENT ASSETS			
Cash assets		239.1	448.6
Receivables		1,617.5	1,670.2
Inventories		870.8	880.8
TOTAL CURRENT ASSETS		**2,727.4**	**2,999.6**
NON-CURRENT ASSETS			
Receivables		11.3	11.9
Other financial assets		16.3	20.2
Property, plant and equipment		1,319.8	1,343.4
Intangible assets		337.5	364.4
Deferred tax assets		41.0	40.6
TOTAL NON-CURRENT ASSETS		**1,725.9**	**1,780.5**
TOTAL ASSETS		**4,453.3**	**4,780.1**
CURRENT LIABILITIES			
Payables		1,010.3	1,153.5
Interest bearing liabilities		86.8	81.7
Current tax liabilities		10.2	16.1
Provisions		84.0	89.8
TOTAL CURRENT LIABILITIES		**1,191.3**	**1,341.1**
NON-CURRENT LIABILITIES			
Payables		0.2	0.8
Interest bearing liabilities		1,275.4	1,400.0
Deferred tax liabilities		87.6	171.6
Provisions		53.7	53.3
TOTAL NON-CURRENT LIABILITIES		**1,416.9**	**1,625.7**
TOTAL LIABILITIES		**2,608.2**	**2,966.8**
NET ASSETS		**1,845.1**	**1,813.3**
EQUITY			
Contributed equity	Note 5	1,694.1	1,693.8
Reserves		(48.8)	(18.7)
Retained profits	Note 6	198.8	137.0
Total parent entity interest		**1,844.1**	**1,812.1**
Outside equity interests in controlled entities		1.0	1.2
TOTAL EQUITY		**1,845.1**	**1,813.3**

Notes 1 to 12 form part of these financial statements and are to be read in conjunction therewith.

STATEMENT OF CASH FLOWS

For the half-year ended 31 December	CONSOLIDATED 2004 $m	2003 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	3,903.1	2,376.0
Payments to suppliers and employees	(3,843.5)	(2,244.9)
Interest received	2.2	1.2
Interest paid	(38.3)	(16.0)
Income taxes paid	(21.2)	(19.2)
Other income received	5.6	7.1
NET CASH FROM OPERATING ACTIVITIES	7.9	104.2
CASH FLOWS USED IN INVESTING ACTIVITIES		
Loans (advanced to) / repaid by other persons	0.3	(3.6)
Acquisition of:		
Controlled entities and businesses	(42.3)	(1,136.8)
Property, plant and equipment	(37.1)	(24.2)
Proceeds from the sale of:		
Property, plant and equipment	19.7	0.2
NET CASH USED IN INVESTING ACTIVITIES	(59.4)	(1,164.4)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(62.2)	(62.2)
Proceeds from issue of shares	0.3	150.8
Share issue expenses	-	(2.0)
Loans repaid to other persons	(0.5)	(0.6)
Proceeds from borrowings	140.8	1,059.9
Repayment of borrowings	(205.0)	(259.4)
Principal lease repayments	-	(0.1)
NET CASH (USED IN) / FROM FINANCING ACTIVITIES	(126.6)	886.4
NET (DECREASE) / INCREASE IN CASH HELD	(178.1)	(173.8)
Cash at the beginning of the half-year	445.0	452.0
Exchange rate changes on translation of foreign currency cash flows and cash balances	(30.4)	(6.7)
Cash at the end of the half-year	236.5	271.5

Notes 1 to 12 form
part of these financial statements and are to be read in conjunction therewith.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

Note 1. Statement of Significant Accounting Policies

(a) Basis of Preparation of Half-Yearly Financial Report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2004 Full Year Financial Report and any public announcements by PaperlinX Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, are consistent with those applied in the 30 June 2004 Full Year Financial Report.

The half-year report does not include full note disclosures of the type normally included in a full year financial report.

(b) Reclassification of Financial Information

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current period.

(c) Tax Consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly owned subsidiary entities to elect to consolidate and be treated as a single entity for Australian income tax purposes.

PaperlinX Limited has elected to form a tax consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $73 million being recorded in the statement of financial performance for the six months to 31 December 2004 in accordance with UIG52 – Income Tax Accounting under the Tax Consolidation System.

The process of entering into the tax consolidation regime included the commissioning of detailed independent valuations of the Australian consolidated group's assets and entities as at 1 July 2003, to determine the impact of any reset tax cost bases.

Under the tax funding agreements, wholly-owned subsidiaries make contributions to the head entity for:

- Deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and
- Current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the tax funding agreements, the contributions are calculated on a "stand-alone basis" so that the contributions are equivalent to the tax balances generated by transactions entered into by wholly-owned subsidiaries. The contributions reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 (cont'd)

	For the half-year ended 31 December	CONSOLIDATED 2004 $m	2003 $m
Note 2.	**Revenue from Ordinary Activities**		
	Revenue from operating activities		
	Sales of goods	3,891.4	2,381.5
	Rendering of services:		
	• Commissions	4.6	6.1
	Total revenue from operating activities	3,896.0	2,387.6
	Revenue from outside operating activities		
	Insurance recoveries	0.1	-
	Rent received	0.9	0.7
	Other sundry revenues	-	0.3
	Sub-total	1.0	1.0
	Net foreign exchange gains	0.2	-
	Interest received:		
	• Other	1.8	1.2
	Proceeds on disposals of:		
	• Non-current assets	1.4	0.1
	Sub-total	3.4	1.3
	Total revenue from outside operating activities	4.4	2.3
	Total revenue from ordinary activities	3,900.4	2,389.9
Note 3.	**Expenses from Ordinary Activities**		
	Cost of sales	(3,139.0)	(1,910.2)
	Distribution and warehousing expenses	(218.1)	(146.1)
	Sales and marketing expenses	(195.9)	(101.8)
	General and administration expenses (1)	(241.0)	(142.0)
	Research and development expenses	(0.8)	(1.2)
	Total expenses from ordinary activities	(3,794.8)	(2,301.3)

(1) In accordance with current accounting standard requirements, general and administration expenses includes the carrying value of the non-current assets and the carrying value of the businesses and controlled entities disposed of, totalling $1.4 million (2003: $0.1 million).

		2004 $m	2003 $m
Note 4.	**Profit from Ordinary Activities before Income Tax**		
	Profit from ordinary activities before tax comprises the following:		
	• Profit from ordinary activities before depreciation, amortisation, net interest and income tax	165.4	135.1
	• Depreciation and amortisation	(62.7)	(48.8)
	• Profit from ordinary activities before net interest and income tax	102.7	86.3
	• Net interest	(36.3)	(15.1)

Profit from ordinary activities before income tax	66.4	71.2

Note 5. Contributed Equity

	CONSOLIDATED	
	31 December 2004 $m	30 June 2004 $m
Issued and paid-up share capital 446,147,209 ordinary shares (June 2004: 446,066,609 ordinary shares)	1,694.1	1,693.8
TOTAL CONTRIBUTED EQUITY	1,694.1	1,693.8
Movement in ordinary share capital:		
Balance at beginning of period	1,693.8	1,541.3
Nil (2004: 33,510,860) shares issued at $4.46 pursuant to a share purchase plan as part of the funding for the acquisition of the Paper Merchanting Division of the Buhrmann NV Group	-	149.5
Nil (2004: 135,000) shares issued at $3.13 each pursuant to options exercised	-	0.4
27,500 (2004: 37,500) shares issued at $3.32 each pursuant to options exercised	0.1	0.1
30,000 (2004: 50,000) shares issued at $3.50 each pursuant to options exercised	0.1	0.2
23,100 (2004: 18,700) shares issued at $4.12 each pursuant to options exercised	0.1	0.1
Nil (2004: 175,000) shares issued at $4.18 each pursuant to options exercised	-	0.7
Nil (2004: 85,831) shares issued at $Nil each pursuant to the former Managing Director's Incentive Plan	-	-
Nil (2004: 690,560) shares issued at an average price of $2.46 each pursuant to the Employee Share Purchase Plan	-	1.7
Share issue expenses	-	(0.2)
Balance at end of period	1,694.1	1,693.8

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

Shares

In the reporting period ending 31 December 2004, PaperlinX Limited did not issue any employee shares in accordance with the Employee Share Purchase Plan Scheme.

In the year ended 30 June 2004, PaperlinX Limited issued employee shares at a discount to the market price on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues are at varying discount rates in order to comply with the local legislative requirements. The issues in each country are approximately equivalent in value to the employee.

Note 5. Contributed Equity (cont'd)

The granting of employee shares is generally subject to specific performance criteria being achieved.

- Employee Share Purchase Plan

  In the reporting period ended 31 December 2004, no shares were issued pursuant to the Employee Share Purchase Plan.

  In the year ended 30 June 2004, 690,560 shares were issued pursuant to the Employee Share Purchase Plan. The market price of the shares on the date of issue was $4.91 per share.

  453,800 shares issued to employees in Australia at a discount of 40%

  37,800 shares to employees in USA at a discount of 40%

  18,000 shares to employees in California USA at no discount

  12,000 shares to employees in California USA at a discount of 100%

  58,400 shares to employees in Canada at a discount of 40%

  89,640 shares to employees in UK at a discount of 100%

  3,720 shares to employees in Ireland at a discount of 100%, and

  17,200 shares to employees in New Zealand at a discount of 75%

- Long Term Incentive Plan

  In the reporting period ended 31 December 2004, no shares were issued pursuant to the Long Term Incentive Plan.

  In the year ended 30 June 2004, 85,831 shares were issued to the former Managing Director pursuant to the Long Term Incentive Plan as approved by PaperlinX Limited shareholders.

Options

- *In the reporting period ended 31 December 2004, the following options over shares were exercised:*

  27,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 2 September 2004 and 24 September 2004. The market price of the shares was between $5.14 and $5.38.

  30,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 7 September 2004 and 9 September 2004. The market price of the shares was between $5.14 and $5.18.

  23,100 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 23 September 2004 and 7 October 2004. The market price of the shares was between $5.14 and $5.32.

  This resulted in the aggregate issue of 80,600 shares.

  3,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13, were allowed to lapse in the period.

- In the year ended 30 June 2004, the following options over shares were exercised:

  135,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13, were exercised between 18 August 2003 and 10 December 2003. The market price of the shares was between $4.75 and $5.39.

  37,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 10 December 2003 and 19 January 2004. The market price of the shares was between $4.61 and $4.94.

  50,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 15 July 2003 and 8 June 2004. The market price of the shares was between $4.66 and $5.08.

  18,700 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 15 July 2003 and 24 March 2004. The market price of the shares was between $4.66 and $5.08.

  175,000 options, which had been granted on 24 August 2001 at an exercise price of $4.18, were exercised between 6 October 2003 and 24 March 2004. The market price of the shares was between $4.84 and $5.38.

Note 5. Contributed Equity (cont'd)

This resulted in the aggregate issue of 416,200 shares.

15,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13, were allowed to lapse in the period.

In the reporting period ended 31 December 2004, PaperlinX Ltd granted options over ordinary shares as follows:

- Employee Share Option Plan

  613,090 options over 613,090 ordinary shares at an exercise price of $4.85 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 22 December 2004.

During the year ended 30 June 2004, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  150,000 options over 150,000 ordinary shares at an exercise price of $4.64 per option, which was the average price for the five days of trading on the Australian Stock Exchange prior to the grant date of 26 November 2003.

At reporting date, there are 2,770,890 (2004: 2,241,400) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The options cannot be exercised for three years from the date of being granted, except on termination of employment, in which case they must be exercised within 30 days of the termination date or as otherwise determined by the Board. The details of the options on issue are as follows:

475,000 (2004: 475,000)	at	$3.13 at the grant date of 14 April 2000
217,500 (2004: 245,000)	at	$3.32 at the grant date of 20 November 2000
635,000 (2004: 665,000)	at	$3.50 at the grant date of 19 April 2001
263,300 (2004: 286,400)	at	$4.12 at the grant date of 13 September 2001
65,000 (2004: 65,000)	at	$4.18 at the grant date of 13 September 2001
202,000 (2004: 205,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2004: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2004: 150,000)	at	$4.64 at the grant date of 26 November 2003
613,090 (2004: Nil)	at	$4.85 at the grant date of 22 December 2004

Note 6. Retained Profits

	CONSOLIDATED	
	2004	2003
	$m	$m
Retained profits at the beginning of the half-year	137.0	142.2
Net profit attributable to members of PaperlinX Limited	125.8	53.0
Transfer to exchange fluctuation reserve amounts now realised	(1.5)	(0.1)
Dividends paid	(62.5)	(62.3)
Retained profits at the end of the half-year	198.8	132.8

Note 7. Dividends

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 4 April 2005 – 13.5 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2004.

The final dividend for the year ended 30 June 2004 on ordinary shares was paid on 30 September 2004 – 14.0 cents per share, unfranked on fully paid shares.

The interim dividend for the prior period on ordinary shares was paid on 7 April 2004 – 13.5 cents per share, unfranked on fully paid shares.

The balance of the consolidated franking account as at 31 December 2004 was $Nil (2003: negative $0.2 million). After taking into account the estimated income tax payable/(refund) as at 31 December 2004 the balance of the franking account is estimated to be $Nil (2003: negative $2.0 million).

The balance of the franking accounts, as referred to above, is stated at a 30% tax rate.

Under the Tax Consolidation legislation, a tax consolidated group is required to keep a single franking account. On the basis that the Company and its Australian wholly owned subsidiaries have entered the tax consolidation regime from 1 July 2003, the amount of franking credits available to shareholders disclosed at 31 December 2004 has been measured under the new legislation as those available from the tax consolidated group. There is no overall impact on the group of the change to maintaining a single franking account.

It is expected that the final dividend in respect of the year ending 30 June 2005 will be unfranked.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 (cont'd)

Note 8. Acquisition / Disposal of Controlled Entities and Businesses

- Acquisitions 2004
  PaperlinX Limited did not gain control over any entities during the current half year.

- Acquisitions 2003
  PaperlinX Limited gained control over the following entities during the half year:

	Date of Acquisition	Consolidated entity's interest	Consideration	Contribution to consolidated net profit
		%	$m	$m
The Paper Merchanting Division of Buhrmann NV Group	1/11/03	100	1,115.7	7.7

- **Disposals 2004**

  PaperlinX Limited did not lose control over any entities during the current half year.

- **Disposals 2003**

  PaperlinX Limited did not lose control over any entities during the half year.

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 (cont'd)

Note 9. Segment Reporting

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

CONSOLIDATED

For the half-year ended 31 December 2004

	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	98.3	3,618.5	2.1	3,620.6	3,154.3
Communication Papers	9.4	349.9	2.4	352.3	849.8
Packaging Papers	6.3	129.3	-	129.3	298.5
Corporate and Other	(11.3)	52.1	1.1	53.2	109.7
Profit before net interest and income tax	102.7				
Net Interest (1)	(36.3)				
Profit before income tax	66.4				
Income tax expense (1)	(13.6)				
Income tax benefit – Australian consolidation adjustment (1)	73.0				
Inter-segment sales (2)		(258.4)		(258.4)	
Unallocated revenue (4)			3.4	3.4	
Unallocated assets (deferred tax assets)					41.0
	125.8	3,891.4	9.0	3,900.4	4,453.3

NOTES TO THE FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 (cont'd)

Note 9. Segment Reporting (cont'd)

For the half-year ended 31 December 2003

	CONSOLIDATED				
	Segment Result (3)	Segment Sales	Segment Other Revenue (4)	Total Segment Revenue	Segment Assets
	$m	$m	$m	$m	$m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	52.2	2,088.6	4.3	2,092.9	3,145.0
Communication Papers	33.9	366.9	1.7	368.6	900.4
Packaging Papers	12.7	124.7	-	124.7	283.8
Corporate and Other	(12.5)	55.0	1.1	56.1	175.3
Profit before net interest and income tax	86.3				
Net Interest (1)	(15.1)				
Profit before income tax	71.2				
Income tax expense (1)	(18.2)				
Inter-segment sales (2)		(253.7)		(253.7)	
Unallocated revenue (4)			1.3	1.3	
Unallocated assets (deferred tax assets)					40.0
	53.0	2,381.5	8.4	2,389.9	4,544.5

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) Profit before net interest and income tax

	CONSOLIDATED	
	2004	**2003**
	$m	**$m**
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	4.6	6.1
Other revenue from outside operating activities	1.0	1.0
	5.6	7.1
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	3.4	1.3
	9.0	8.4

Note 10. Contingent Liabilities

	CONSOLIDATED	
	31 December 2004 $m	30 June 2004 $m
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees (trade)	5.1	5.4
• Bank guarantees (acquisition)	-	21.3
	5.1	26.7

The bank guarantees (trade), the beneficiary of which are third parties, are in relation to the importation of products.

At 30 June 2004, the bank guarantees (acquisition), relate to bank guarantees, the beneficiary of which was Bunzl plc, in relation to the deferred settlement payment for the acquisition of The Paper Company, and comprised $21.3 million being GBP 8.0 million which expired on 5 July 2004.

Note 11. International Financial Reporting Standards (IFRS)

For reporting periods beginning on or after 1 January 2005, PaperlinX must comply with IFRS as issued by the Australian Accounting Standards Board. PaperlinX's first financial year reporting in accordance with IFRS will be 1 July 2005 to 30 June 2006.

The PaperlinX Limited Board has established a formal project, monitored by a steering committee, to achieve transition to IFRS reporting.

To date, the company has identified the following potential impacts arising from the adoption of IFRS:

- Non amortisation of goodwill which will increase reported earnings. For the six months to December 2004, goodwill amortisation was $9.6 million;
- Impairment testing for certain non-current assets based on identified cash generating units (including property, plant, equipment, goodwill and brand names) which potentially could decrease reported earnings in certain circumstances (see comments below);
- Financial instruments, in certain circumstances, are required to be marked to market at fair value and recorded in the profit and loss, which potentially could increase or decrease reported earnings;
- Equity based compensation arrangements that are required to be valued and included in the profit and loss will decrease reported earnings;
- Defined benefit superannuation plan's surplus/deficits are required to be incorporated into company accounts. The plan's surplus or deficit at 30 June 2004 will be taken to retained earnings. Each subsequent balance date any movement in the plan's surplus or deficit will be taken to (i) retained earnings for the component arising from changes in actuarial assumptions and (ii) the component relating to the past and future earnings performance of the fund will be charged to profit and loss.

Note 11. International Financial Reporting Standards (IFRS) (cont'd)

The two areas that potentially have the most impact on PaperlinX in the transition to IFRS are:

- Employee benefits – defined benefit retirement plans

  As disclosed in the June 2004 accounts, note 35, there was a deficit of $48.4 million of fund assets at 30 June 2004 compared to accrued benefits at the last actuarial review. The dates of the last actuarial reviews differ by plan, as shown in the June 2004 accounts. PaperlinX has accrued $21.3 million of the shortfall. The net deficit (or surplus) calculated at 30 June 2004 and based on actuarial review at 30 June 2004 will be accounted for at transition as an adjustment to retained earnings. Each year thereafter, any movement in the surplus/deficit of the funds will be included in retained earnings to the extent it relates to changes in the actuarial assumptions, and with past and future earnings performance of the fund charged to profit and loss.

- Valuation of non-current assets

  Current Australian Accounting Standards require a 'recoverable amount' test for non-current assets. IFRS requires 'impairment' testing for certain non-current assets, including discounting future cash flows and determining cash flows at a cash generating unit level. The tests for 'recoverable amount' as applied under current Australian Accounting Standards and 'impairment' as applied under IFRS are significantly different.

  PaperlinX's main non-current assets, apart from goodwill, are the Australian manufacturing business's paper mills. While the cash generating units all currently generate a positive operating earnings before depreciation, interest and tax, the current and projected level of cash generation by unit of these assets under the IFRS impairment testing rules will most likely result in a transitional impairment loss which is taken against retained earnings at 1 July 2004, and a consequential reduction in the balance sheet non-current asset value. Each subsequent balance date an impairment test is undertaken, with any resultant impairment loss taken to earnings.

  Any transitional phase impairment loss will impact retained earnings and, in the absence of any subsequent impairment reversal, would result in a lower annual depreciation expense to profit, hence an increase in reported earnings in future years.

To date, the company has not completed quantification of the financial impact of the items discussed above.

The company's implementation project consists of three phases as described below:

1. **Assessment and planning phase**

The assessment and planning phase produced a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase included:

- high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS
- assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes
- preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training

The company considers the assessment and planning phase to be complete in most respects as at 31 December 2004.

Note 11. **International Financial Reporting Standards (IFRS) (cont'd)**

2. **Design phase**

The design phase aims to formulate the changes required to existing accounting policies, procedures, systems and processes in order to transition to IFRS. The design phase will incorporate:

- formulating revised accounting policies and procedures for compliance with IFRS requirements
- identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of IFRS
- designing accounting and business processes to support IFRS reporting obligations
- identifying and planning required changes to financial reporting and business source systems

The company has commenced its design phase, with work progressing in each of the areas described above. The design phase will be completed by 30 June 2005.

3. **Implementation phase**

The implementation phase will include implementation of identified changes to accounting and business procedures, processes, systems and operational training for staff. It will enable the company to generate the required disclosures of AASB 1 (First Time Adoption of International Financial Reporting Standards) as it progresses through the transition to IFRS.

Except for certain training that has been given to operational staff, the company has not yet commenced the implementation phase. However, the company expects this phase to be substantially complete by 30 June 2005.

Note 12. **Events Subsequent to Reporting Date**

Since 31 December 2004 to the date of this report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in financial years subsequent to 31 December 2004.

DIRECTORS' DECLARATION

In the opinion of the directors of PaperlinX Limited:

1. the financial statements and notes set out on pages 4 to 18 are in accordance with the Corporations Act 2001, including:

    (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

    (b) complying with Australian Accounting Standard AASB 1029 *Interim Financial Reporting* and the Corporations Regulations 2001;

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 23rd day of February 2005.





D E Meiklejohn
Chairman

T P Park
Managing Director

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PAPERLINX LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 12 to the financial statements, and the directors' declaration for the PaperlinX Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2004. The Consolidated Entity comprises PaperlinX Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF PAPERLINX LIMITED (cont'd)

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of PaperlinX Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.



KPMG



R J Douglas
Partner
Melbourne
23rd February 2005


PaperlinX

Interim Results 2004 / 2005

February 2005

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview
- PaperlinX 2005 Interim Result
- PaperlinX Merchanting
- Australian Paper
- Outlook
- Questions and Answers

Strategic Position

- World's only global fine paper merchant
- A well diversified earnings base
- Unique Australian manufacturing position with key long term strategic advantages
- Scope for increased returns
  - Global and regional synergies in paper merchanting
  - Productivity and internal focus to improve returns
  - Cost reductions and strategic manufacturing investments

PaperlinX Global Platform



PAPERLINX
Australian Paper
(Paper Manufacturing)
Paper Merchanting
Communication Papers
Australia
Packaging Papers
Australia
Australia
New Zealand
North America
Canada
USA
Europe
Continental Europe
UK and Ireland
South Africa
Asia
Singapore
Malaysia
Hong Kong
Paper Trading
Europe
North America
Asia

Economic Background

- Some improvement in the global supply/demand balance helped pricing in the USA and Asia
- European economic performance was subdued and average pricing below prior period
- Woodfree coated paper demand increasing - underpinning announced selling price increases in the USA and Europe
- Significant currency movements have continued
    - Impact on Australian paper selling prices
    - Affecting export earnings from Australia
    - Translation of foreign currency earnings
- Australian domestic paper market impacted by high import volumes and depressed selling prices
- Higher international oil prices and freight rates have increased underlying industry cost base

Result Summary

- x Strong Australian dollar
- x Australian manufacturing profit impacted by strong A$ and lower A$ priced import competition
- x On-going semi-extensible sack kraft paper impacts
- ✓ International paper selling price rises in the USA and Asia
- ✓ Global merchant platform benefits being increasingly realised
- ✓ Improving returns in paper merchanting:
  - Higher in all regions
  - Based on internal focus, productivity gains, synergy benefits
- ✓ Strong market position in all key regions
- ✓ Benefits of geographic and business mix
- ✓ Positive impact of Australian Tax Consolidation

Financial Summary

		6 months to December 2003	6 months to December 2004	Change
Revenue	$m	2,382	3,891	+ 63%
Operating Earnings (EBIT)	$m	86	103	+ 19%
Net Profit after Tax from operating businesses	$m	53	53	nc
Net Profit after Tax	$m	53	126	+ 138%

Key Financial Measures

		6 months to December 2003	6 months to December 2004
Return (PBIT / Average funds employed)	%	8.0	7.1
Earnings per share (before goodwill amortisation)	cps	14.1	30.4
Earnings per share	cps	12.2	28.2
Earnings per share (before goodwill and ATC)	cps	14.1	14.0
Dividend per share	cps	13.5	13.5

Operating Earnings by Business Segment

A$ millions	6 months to December 2003		6 months to December 2004	
Sales Revenue	2,381.5		3,891.4	
PBIT		%		%
Merchanting	52.2	53	98.3	86
Communication Papers	33.9	34	9.4	8
Packaging Papers	12.7	13	6.3	6
	98.8		114.0	
Corporate and Other	(12.5)		(11.3)	
Total Profit before Interest and Tax	86.3		102.7	

PaperlinX

Key Financial Statistics

		6 months to December 2003	6 months to December 2004
Sales volume (including commission sales)	Million mt	1.5	2.3
Sales revenue	$m	2,381.5	3,891.4
Profit before interest, income tax, depreciation and amortisation	$m	135.1	165.7
Profit before interest and income tax	$m	86.3	102.7
Profit after tax, before goodwill amortisation	$m	61.1	62.3
Profit after tax from operating businesses	$m	53.0	52.8
Profit after tax	$m	53.0	125.8
Return on average shareholders equity	%	6.2	6.0
Net Interest cover		5.7	2.7
PBITA / Average funds employed	%	8.8	
PBIT / Average funds employed	%	8.0	7.1

Financial Summary

		6 months to December 2003	6 months to December 2004
Earnings per share, before goodwill amortisation	cps	14.1	30.4
Earnings per share (before ATC)	cps	12.2	11.8
Earnings per share	cps	12.2	28.2
Dividend	cps	13.5	13.5
Dividend franking	%	0	0
Net Operating Cash Flow	$m	104	8
Capital Expenditure (excluding acquisitions)	$m	24	37
Capital Expenditure (including acquisitions)	$m	1,165	47
Net tangible assets per share	$	3.11	3.29
Shareholders Equity (31 December)	$m	1,762	1,845
Net Debt / Equity	%	64.2	60.9
Net Debt / Net Debt & Equity	%	39.1	37.8

ATC = Australian Tax Consolidation

Australian Tax Consolidation

- Australian legislation enacted 2003
- Parent companies and wholly owned Australian subsidiaries
- PaperlinX elected to consolidate from 1 July 2003
- Reset cost base of certain depreciable assets
- Required a restatement of deferred tax balances in the balance sheet
- Resulted in net tax adjustment of $73m through the profit statement

International Financial Reporting Standards

- Reporting against IFRS for fiscal 2006
- Potential impacts
  - Non amortisation of goodwill
  - Impairment testing for non-current assets
  - Financial instruments
  - Equity based compensation
  - Superannuation plan surplus/deficit
- Quantification of financial impact not completed
- Implementation project
  - Assessment and planning – complete
  - Design – 30 June 2005
  - Implementation – 30 June 2005

Merchanting – improved returns in all regions

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	1,143	1,932	69
Sales Revenue	$m	2,089	3,619	73
Profit before Interest & Tax	$m	52	98	88
Return on Average Funds Employed	%	9.3	10.6	


000 mt
SALES VOLUME
2000
1600
1200
800
400
0
6 mths to Dec '03
6 mths to Dec '04


$m
PBIT
100
80
60
40
20
0
6 mths to Dec '03
6 mths to Dec '04

Merchanting – Australia and New Zealand

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	310	311	nc
Sales Revenue	A$m	550	531	(3)
Profit before Interest & Tax	A$m	15.0	15.1	1

- Ongoing pressure on paper selling prices
- Strong competition and lower average pricing
- Improvement in productivity and cost control to improve margins
- Improved return on funds employed

Merchanting - Europe

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	553	1,276	131
Sales Revenue	€m	630	1,429	127
Profit before Interest & Tax	€m	17.7	40.2	127

- Mixed economic conditions across Europe, with UK still growing but with other key markets still subdued
- Synergy benefits running at targeted level
- Benefits of focus on productivity and cost management
- Some traction in prices, but delayed on initial expectations. Average pricing down on prior year.
- Double digit growth in pro forma PBIT
- Consistent ROFE improvement

Europe - Current Initiatives

- Completion of restructuring of French business
- Strengthening of Irish businesses
- Portugal business down-sized and realigned
- Small bolt on acquisition in Denmark
- Sweden market exited post December 2004
- Project teams established
  - Information Technology
  - Best practice
- Strong brand development

Merchanting - North America

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	181	216	19
Sales Revenue	US$m	261	332	27
Profit before Interest & Tax	US$m	4.2	8.3	98

- Improved market conditions in the USA
- Reduced costs led to improved margins in both the USA and Canada
- Canadian paper selling prices impacted by strong Canadian dollar against the US dollar
- Strong performance from Kelly Paper
- Healthy ROFE improvement

Merchanting - Asia

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	34	37	9
Sales Revenue	S$m	46	55	20
Profit before Interest & Tax	S$m	0.8	1.7	113

- Improvements in regional demand with price stability
- Benefit of restructuring and focus on profitable businesses
- Improved margins
- Strong lift in ROFE

PaperlinX

Paper Trading

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	65	91	40
Commission Volume	'000 tonnes	113	131	16
Sales Revenue	A$m	53	85	60
Profit before Interest & Tax	A$m	1.3	0.8	(38)

- Commission based business
- Selling prices and margins under pressure
- Includes impact of some restructuring costs

Corporate and Other

		6 months Dec 03	6 months Dec 04	Change %
Sales Revenue	$m	55	52	(5)
Profit before Interest & Tax	$m	(12.5)	(11.3)	10

- Reduced contribution from Spicers Stationery
- Corporate costs similar to prior year

Australian Paper - Consolidated Result

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	403	426	5
Sales Revenue	A$m	492	479	(3)
Profit before Interest & Tax	A$m	46.6	15.7	(66)
Return on Average Funds Employed	%	8.2	2.9	



SALES VOLUME
000 mt
500
400
300
200
100
0
6 mths to Dec '03
6 mths to Dec '04



PBIT
$m
40
30
20
10
0
6 mths to Dec '03
6 mths to Dec '04

Australian Paper - Communication Papers

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	247	256	4
- Australia / New Zealand	%	85	75	
Sales Revenue	$m	367	350	(5)
Profit Before Interest & Tax	$m	33.9	9.4	(72)

- Reduced Australian sales volumes and margins (increased exports)
- Impact of strong Australian dollar persisting
  - Lower average Australian selling prices
  - Reduced export receipts
  - Reduced imported pulp costs
- Overall Australian paper market stable

Communication Papers - Current Initiatives

- Core brand support
  - Reflex re-launch successful
  - Australian copy growing
  - Strong demand on Impress (coated) and Acclaim (FCO)
- Productivity improvements
  - Continuous improvement process
  - Efficiency gains
- Well progressed on pulp supply review
- Commence Corporate Express contract in second half

Australian Paper - Packaging Papers

		6 months Dec 03	6 months Dec 04	Change %
Sales Volume	'000 tonnes	157	169	8
- Australia / New Zealand	%	88	78	
Sales Revenue	$m	125	129	(3)
Profit Before Interest & Tax	$m	12.7	6.3	(50)

- Healthy Australian linerboard segment
- Lower export receipts despite higher volumes
  - Weaker export markets
  - Currency impact
- Continued profit impact from sack and bag paper
  - Domestic volume down
  - Export receipts reduced by currency

Packaging Papers – Current Initiatives

- Upgrade of sack paper machine on track for start-up in Q1 of fiscal 2006
- Evaluating investments to improve competitiveness and meet future customer needs
- Productivity improvements and continuous improvement programme

2005 Interim Summary

- Global paper merchanting strengthening
  - Targeted synergies being achieved
  - Global benefits being realised
- All paper merchanting regions improved ROFE despite market/pricing issues
- Coated fine paper prices have risen in the USA, stabilised in Europe
- Currency and related issues have continued to impact our Australian manufacturing business
- Reduced earnings volatility
- Strategic investments are well developed. Pulp review concluding
- Good performance on expenses in all businesses
- Dividend maintained

Business Outlook - Overall

- Continued improvement in returns for paper merchanting
  - Ongoing focus on expenses, productivity and working capital
  - Regional and global synergy benefits
- Improving demand for coated paper underpinning pricing
- Paper selling price rises impacted by currency relativities
- Intense focus on Australian Paper productivity improvements and competitiveness continues
- Progress on long term strategic investments
  - Only if meet financial targets and are earnings accretive
- Increased domestic sales of Australian made copy paper
- Overall improved outlook for second half leading into 2006

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

825061

Attention ASX Company Announcements Platform
Lodgement of Open Briefing




open briefing

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of lodgement: 31-Mar-2005

Title: Open Briefing. PaperlinX. CEO Park on Business Conditions

Record of interview:

corporatefile.com.au
PaperlinX Limited is sensitive to paper prices. Have you seen any rises in European paper prices and what is the outlook for 2006? What macro factors have to be in place for price rises to gain traction in the markets in which you operate?

MD & CEO Tom Park
When discussing prices for paper in Europe, we need to look at the global supply and demand situation as well as regional and local issues. European prices have been held back by the level of the Euro against the weak US dollar. While demand has improved over the last year in North America and Europe, which has led to improved mill operating rates, the currency differential has meant that the coated paper selling price rises seen in the US market have not translated into the European market.

European paper manufacturers, who ultimately determine paper selling prices in Europe, *are seeing stronger market conditions that will support price rises for* coated fine paper. US prices are already higher for coated paper, and US demand appears to look fairly solid, which is encouraging.

corporatefile.com.au
What is your sensitivity to the Australian dollar and what will happen to your earnings if the Australian dollar continues to rise into 2006? Is it possible to improve earnings if the Australian dollar stays at current levels?

MD & CEO Tom Park
The key impact on earnings of the high Australian dollar, or more correctly the low US dollar, is not in currency translation, but occurs because of the impact it has on the price of paper imported into Australia. Paper internationally is priced in US dollars. The bulk of paper sold in Australia is imported, so the price of imported paper largely dictates the prices that we can achieve for our Australian manufactured paper. Over the past eighteen months, we have seen the combination of lower international demand and a strong Australian dollar make Australia an increasingly attractive market for imported paper. As a result there have been falling paper prices and an increase in imports, driving us to export paper at lower margins which has depressed earnings for Australian Paper.

As we look forward, there are some positive factors beginning to emerge. Some of these are macro, while others are a direct result of our own actions.

On the macro side, demand is improving in the USA and in Europe. Assuming this continues, this will lead to tighter markets globally, putting upward pressure on international paper prices while at the same time reducing the amount of paper looking for a home.

From our own actions, we have leveraged our local supply advantages to win a 40,000 tonne contract with a key Australian buyer of copy paper. This is based on a range of benefits that we can provide this customer, while bringing paper back to the domestic market that we would otherwise export at lower margins. We have also invested in the key Reflex brand and seen a positive response to the improved quality of the product and the increased promotion.

In a few months the upgrade of our sack kraft paper machine will be completed, and this will improve quality and lead to higher profitability on these products.

However, while these type of actions will help the business, and we remain focussed on reducing our production costs and improving competitiveness, the current level of paper selling prices in Australia is continuing to significantly depress the earnings of Australian Paper.

corporatefile.com.au
You've flagged a potential rise in capital expenditure over the next three to five years to levels higher than depreciation expense. Given the likelihood that impairment testing of Australian Paper's manufacturing assets under International Financial Reporting Standards will result in a loss against retained earnings, how can you justify a higher level of spending on these assets? What are your plans and timing?

MD & CEO Tom Park
There are a number of issues here, and an historical perspective is needed. While conditions are challenging for Australian Paper at present and earnings are significantly depressed from normal levels, this is a business with long term strategic advantages, and a history of above target returns. We would expect Australian Paper to be able to make a 12 percent return over the cycle, however, with current returns of 2.9 percent it is well under that target.

We have stepped back in our capital expenditure in Australian Paper over the past 18 months or so while we took a detailed look at our current and future customer needs, and the best long term product and equipment mix to meet these needs. This review has highlighted a number of potential high returning investment opportunities. While these opportunities will be tested against our internal investment criteria, and competing uses for the capital, we have flagged to the market the potential for a higher level of capital expenditure over coming years by way of keeping the market fully informed.

Not all of these opportunities will proceed, and any that do will need to fit in with the capital capability that we have as a Group. The first project that has been highlighted is the potential to look at upgrading our pulp manufacturing capacity. This project has yet to be finally approved, and this will not happen unless certain preconditions are met. Nonetheless, if it does proceed, the project offers returns ahead of our targets and will enhance product quality, environmental performance and reduce the cost of production. It is also important to understand that projects like this are multi year, with the largest elements of cost typically at the end of the project which could be 3 or 4 years out. Expenditure would be phased over a number of years to recognise our capabilities to undertake such investments.

corporatefile.com.au
Net operating cash flow before interest and tax was $8 million in the first half, down from $104 million, partly reflecting a $102 million increase in working capital over the six-month period. What gives you confidence you'll reduce working capital by the end of June? Wouldn't any recovery in demand require a larger investment in inventory?

MD & CEO Tom Park
As outlined at the interim results, we saw a rise in working capital at the end of the December period impacting cash flow. There were a number of coincident events that we would not expect to occur again.

PaperlinX is firmly committed to achieving a solid cash flow from operation for the year to June 2005, including reducing working capital through proactive management of each of the components of working capital. Substantial progress is being achieved.

corporatefile.com.au
Net debt to net debt plus equity was 38 percent at the end of December, up from 36 percent six months earlier. First-half interest cover was 2.8 times. What are the implications of the relatively low interest cover for your current loan covenants and for borrowing costs going forward?

MD & CEO Tom Park
Our net debt to net debt plus equity ratio remains at the very low end of our target range, so we have ample room to move. Interest cover remains well above our loan covenants.

corporatefile.com.au
PaperlinX announced an unfranked interim dividend of 13.5 cents per share, unchanged from the previous year's interim payment. Can you comment on the sustainability of payments at this level and give some guidance on the outlook for the dividend and franking in the current year?

MD & CEO Tom Park
The dividend payout ratio was 50 percent of reported earnings per share including the benefit of tax consolidation and 96 percent excluding the tax consolidation benefit. The final dividend for this year would not be impacted by any decisions we may make on capital expenditure currently under consideration. The Board takes account of the financial position of the company when making any decisions on dividends.

When determining the dividend payout we take into account that 60 percent of our shareholders are retail and a significant proportion of the institutional shareholders are investing for the yield. It is likely the dividend will remain unfranked at least this year.

corporatefile.com.au
With the interim results announcement in February you forecast an improved second half. Does this guidance remain valid?

MD & CEO Tom Park
We have no updates to make to our interim results release in February.

corporatefile.com.au
Thank you Tom.

For more information about PaperlinX, visit www.paperlinx.com or call David Shirer (+61 3) 8540 2302

To read previous PaperlinX Open Briefings, or to receive future Open Briefings via email, please visit www.corporatefile.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 March, 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
446,172,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,737,690	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 31 March, 2005
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	11 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 March 2005
No. of securities held prior to change	52,493 – Direct 1,638 - Indirect 50,855
Class	Fully paid ordinary shares
Number acquired	355
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.45 per share
No. of securities held after change	52,858
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	11 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 March 2005
No. of securities held prior to change	18,292 - Direct 8,977 - Indirect 9,315
	Fully paid ordinary shares
Number acquired	1,012
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.45 per share
No. of securities held after change	19,304
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the PaperlinX Directors and Officers Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.